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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2003

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F X   Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________________

     This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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                                  ATTUNITY LTD



6-K Items


1. Press Release re A Strategic Investor Group Headed by Shimon Alon, Ron Zuckerman and GF Capital Acquires a Significant Stake in Attunity December 30, 2003.

                                                                          Item 1

Press Release                                              Source: Attunity Ltd.

A Strategic Investor Group Headed by Shimon Alon, Ron Zuckerman and GF Capital Acquires a Significant Stake in Attunity

Tuesday December 30, 9:02 am ET

The Group Acquired Approximately Two Million Shares and Three Million Warrants From the Special Situations Fund and was Granted an Option by Attunity to Purchase $2 Million of Convertible Debentures WAKEFIELD, Mass.--(BUSINESS
WIRE)--Dec. 30, 2003-- Attunity Ltd. (Nasdaq NMS: ATTU - News), a leading provider of standards-based data integration middleware, today announced that a group of investors headed by Shimon Alon, Ron Zuckerman and GF Capital ("the Group") has purchased from the Special Situations Fund 2,043,146 shares of Attunity common stock plus warrants to purchase 2,208,489 shares at an exercise price of $1.75 and 736,162 shares at an exercise price of $2.25.

Attunity has granted the Group, subject to shareholder approval, a 30-day option to invest an additional $2 million in the Company in the form of a five-year convertible debenture, convertible at $1.75 per share and warrants to purchase 450,000 ordinary shares at an exercise price of $1.75 per share.

"I am very pleased with the investment and look forward to Shimon Alon and Ron Zuckerman contributing substantially to the growth of the Company and helping us maximize the Company's potential in our space," said Arie Gonen, Chairman and CEO of Attunity. He added "Shimon Alon and Ron Zuckerman bring with them over twenty years of experience in the software industry with a proven track record of managing growth and creating substantial shareholder value."

About Attunity Ltd.

Attunity(TM) is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide.

The Attunity Connect product family provides standards-based access to over 35 data sources on 20 different computing platforms. Attunity Connect adapters reside natively on each target platform and provide enterprise-class integration capabilities such as real-time read/write access, distributed transaction management, heterogeneous joins between relational and non-relational data sources, and optimized query execution. Attunity Connect makes legacy systems accessible through SQL and XML based interfaces including JDBC, ODBC, JCA, COM and SOAP.

Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.

Copyright (C) 2003 Attunity Ltd. All rights reserved.

Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-FAnnual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


_________________
Contact:
     Attunity
     Dan Potter, 781-213-5204
     dan.potter@attunity.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            ------------
                                             (Registrant)



                                            By: /s/Arie Gonen
                                                -------------
                                                Chairman




Date: December 30, 2003